Exhibit 99.3

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2 CANADA

F: +1 403.264.5973 nortonrosefulbright.com

November 14, 2022

By EDGAR

TransAlta Corporation

110 12 Avenue SW

Calgary, Alberta

T2P 2M1

Dear Sirs/Mesdames:

Re:	TransAlta Corporation (the Issuer)

Prospectus Supplement

We refer to the prospectus supplement of the Issuer dated November 14, 2022 (the Prospectus Supplement) to the short form base shelf of the Issuer dated June 28, 2021 included as part of the registration statement on Form F-10 (File No. 333-257098) relating to the offering of senior notes.

We hereby consent to the references to our firm name under the heading “Legal Matters” in the Prospectus Supplement. We also consent to the reference to our firm name and to the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

(signed) “Norton Rose Fulbright Canada LLP”

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.